UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Grove Collaborative Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

39957D 102

(CUSIP Number)

Harold Brunink

Virgin Group Acquisition Sponsor II LLC

65 Bleecker Street, 6th Floor

New York, New York 10012

(212) 497-9050

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Derek J. Dostal
Lee Hochbaum

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
(212) 450-4000

June 16, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 39957D 102

1.	Names of Reporting Persons. Virgin Group Acquisition Sponsor II LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,672,500 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,672,500 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,672,500 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 46.2% (2)
14.	Type of Reporting Person (See Instructions) OO

(1) Includes 9,972,500 shares of Common Stock (as defined below), and 6,700,000 Private Placement Warrants (as defined below) owned of record by Virgin Group Acquisition Sponsor II LLC.

(2) Percentage is calculated based on 29,412,877 shares of Common Stock deemed to be outstanding as of June 16, 2022, as reported on the Issuer’s Current Report on Form 8-K, filed on June 23, 2022 and assumes the exercise of the Private Placement Warrants, but shares of Common Stock underlying options, warrants and convertible securities held by other stockholders are disregarded for purposes of this calculation.

CUSIP NO. 39957D 102

1.	Names of Reporting Persons. Corvina Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 29,969,052 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 29,969,052 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,969,052 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 74.9% (2)
14.	Type of Reporting Person (See Instructions) CO

(1) Includes (i) 9,972,500 shares of Common Stock (as defined below), and 6,700,000 Private Placement Warrants (as defined below) owned of record by Virgin Group Acquisition Sponsor II LLC and (ii) 9,421,524 shares of Common Stock, and 3,875,028 Backstop Warrants (as defined below) owned of record by Corvina Holdings Limited, for which Corvina Holdings Limited is deemed to have beneficial ownership.

(2) Percentage is calculated based on 29,412,877 shares of Common Stock deemed to be outstanding as of June 16, 2022, as reported on the Issuer’s Current Report on Form 8-K, filed on June 23, 2022 and assumes the exercise of the Private Placement Warrants and the Backstop Warrants, but shares of Common Stock underlying options, warrants and convertible securities held by other stockholders are disregarded for purposes of this calculation.

CUSIP NO. 39957D 102

1.	Names of Reporting Persons. Virgin Group Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 29,969,052 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 29,969,052 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,969,052 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 74.9% (2)
14.	Type of Reporting Person (See Instructions) CO

(1) Includes (i) 9,972,500 shares of Common Stock (as defined below), and 6,700,000 Private Placement Warrants (as defined below) owned of record by Virgin Group Acquisition Sponsor II LLC and (ii) 9,421,524 shares of Common Stock, and 3,875,028 Backstop Warrants (as defined below) owned of record by Corvina Holdings Limited, for which Virgin Group Holdings Limited is deemed to have beneficial ownership.

(2) Percentage is calculated based on 29,412,877 shares of Common Stock deemed to be outstanding as of June 16, 2022, as reported on the Issuer’s Current Report on Form 8-K, filed on June 23, 2022 and assumes the exercise of the Private Placement Warrants and the Backstop Warrants, but shares of Common Stock underlying options, warrants and convertible securities held by other stockholders are disregarded for purposes of this calculation.

CUSIP NO. 39957D 102

1.	Names of Reporting Persons. Vieco Investments Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,672,500 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,672,500 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,672,500 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 46.2% (2)
14.	Type of Reporting Person (See Instructions) CO

(1) Includes 9,972,500 shares of Common Stock (as defined below), and 6,700,000 Private Placement Warrants (as defined below) owned of record by Virgin Group Acquisition Sponsor II LLC, for which Vieco Investments Ltd is deemed to have beneficial ownership.

(2) Percentage is calculated based on 29,412,877 shares of Common Stock deemed to be outstanding as of June 16, 2022, as reported on the Issuer’s Current Report on Form 8-K, filed on June 23, 2022 and assumes the exercise of the Private Placement Warrants, but shares of Common Stock underlying options, warrants and convertible securities held by other stockholders are disregarded for purposes of this calculation.

CUSIP NO. 39957D 102

1.	Names of Reporting Persons. Sir Richard Branson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Kingdom
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 29,969,052 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 29,969,052 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,969,052 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 74.9% (2)
14.	Type of Reporting Person (See Instructions) IN

(1) Includes (i) 9,972,500 shares of Common Stock (as defined below), and 6,700,000 Private Placement Warrants (as defined below) owned of record by Virgin Group Acquisition Sponsor II LLC and (ii) 9,421,524 shares of Common Stock, and 3,875,028 Backstop Warrants (as defined below) owned of record by Corvina Holdings Limited, for which Sir Richard Branson is deemed to have beneficial ownership.

(2) Percentage is calculated based on 29,412,877 shares of Common Stock deemed to be outstanding as of June 16, 2022, as reported on the Issuer’s Current Report on Form 8-K, filed on June 23, 2022 and assumes the exercise of the Private Placement Warrants and the Backstop Warrants, but shares of Common Stock underlying options, warrants and convertible securities held by other stockholders are disregarded for purposes of this calculation.

Item 1. Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the Class A common stock, par value $0.0001 per share (the “Common Stock” or the “Issuer’s Common Stock”), of Grove Collaborative Holdings, Inc. (formerly known as Virgin Group Acquisition Corp. II), a Delaware public benefit corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1301 Sansome Street, San Francisco, CA 94111.

Item 2. Identity and Background

This Schedule 13D is filed jointly on behalf of Virgin Group Acquisition Sponsor II LLC (“Sponsor”), Corvina Holdings Limited (“Corvina”), Virgin Group Holdings Limited (“VGHL”), Vieco Investments Ltd (“Vieco”) and Sir Richard Branson (“Sir Richard Branson”, and together with Sponsor, Corvina and VGHL, the “Reporting Persons”).

Sponsor is a Cayman Islands limited liability company whose principal business is investing in securities of the Issuer. Corvina is a British Virgin Islands exempted company whose principal business is investing in securities, including the securities of the Issuer. VGHL is a British Virgin Islands exempted company whose principal business is to serve as a holding company. Vieco is a British Virgin Islands exempted company whose principal business is investing in securities. The principal office of Sponsor is located at 65 Bleecker Street, 6th Floor, New York, New York 10012. The principal office of each of Corvina, VGHL and Vieco is located at Craigmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands. The principal office of Sir Richard Branson is Branson Villa, Necker Beach Estate, Necker Island, VG1150, British Virgin Islands.

Corvina is the sole managing member and manager of Sponsor. Corvina is wholly owned by VGHL. VGHL is owned by Sir Richard Branson and he has the ability to appoint and remove the management of VGHL and, as such, may indirectly control the decisions of VGHL regarding the voting and disposition of securities held by VGHL. Vieco, which owns an economic interest in Sponsor, is owned by Sir Richard Branson and he has the ability to appoint and remove the management of Vieco and, as such, may indirectly control the decisions of Vieco regarding the voting and disposition of securities held by Vieco. Therefore, Sir Richard Branson may be deemed to have indirect beneficial ownership of the shares held by Sponsor. Current information concerning the identity and background of each director and executive officer of Corvina, VGHL and Vieco is set forth in Schedule I hereto, which is incorporated herein by reference in response to this Item 2.

To the best knowledge of the Reporting Persons, none of the entities or persons identified in the previous paragraphs of this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached as Exhibit 99.1 hereto.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth or incorporated in Item 4 is incorporated by reference in its entirety into this Item 3.

The Issuer was formed as a special purpose acquisition company, as “Virgin Group Acquisition Corp. II.” On January 22, 2021, the Issuer issued 7,187,500 Class B ordinary shares (the “Founder Shares”) to Sponsor in consideration for Sponsor paying certain offering and formation costs on behalf of the Issuer with a value of $25,000. On February 12, 2021, the Issuer effected a 33-for-25 share split with respect to the Founder Shares, resulting in an aggregate of 9,487,500 Founder Shares issued and outstanding. On March 22, 2021, the Issuer effected a 35-for-33 share split with respect to the Founder Shares resulting in an aggregate of 10,062,500 Founder Shares issued and outstanding. Separately, Sponsor transferred 30,000 of its Founder Shares to each of the Issuer’s three independent directors.

Concurrently with the closing of the initial public offering of the Issuer, the Issuer completed the private placement of 6,000,000 private placement warrants to Sponsor at a purchase price of $1.50 per private placement warrant pursuant to a private placement warrants purchase agreement (the “Private Placement Warrants Purchase Agreement”), generating gross proceeds to the Issuer of $9,000,000. On April 13, 2021 the underwriter of the initial public offering exercised its full over-allotment option which resulted in the purchase of an additional 700,000 private placement warrants for proceeds of $1,050,000. Therefore the aggregate private placement warrants purchased by Sponsor were 6,700,000 (the “Private Placement Warrants”) for gross proceeds to the Issuer of $10,050,000. Each Private Placement Warrant was exercisable to purchase one share of the Issuer’s Class A ordinary shares (as defined below) at a price of $11.50 per share.

On September 28, 2021, the Issuer entered into a promissory note (the “Promissory Note”) with Sponsor, with borrowing capacity of up to $1,000,000. The Promissory Note was non-interest bearing and the unpaid principal balance of the promissory note was payable on the earlier of: (i) the consummation of a business combination and (ii) March 22, 2023. The principal amount of the loans under the Promissory Note could be convertible into warrants of the post-business combination entity at a price of $1.50 per warrant at the option of Sponsor. These warrants would be identical to the Private Placement Warrants. On April 8, 2022, the Issuer amended the Promissory Note to increase the aggregate principal amount from $1,000,000 to $1,500,000. On or about June 16, 2022, $1,500,000 in borrowings pursuant to the Promissory Note, as amended were repaid in connection with the consummation of the business combination.

The Issuer entered into an Agreement and Plan of Merger (dated December 7, 2021, as amended and restated on March 31, 2022, the “Merger Agreement”), by and among the Issuer, Treehouse Merger Sub, Inc., a Delaware corporation (“VGAC II Merger Sub I”), Treehouse Merger Sub II, LLC, a Delaware limited liability company (“VGAC II Merger Sub II”) and Grove Collaborative, Inc., a Delaware public benefit corporation (“Old Grove”). The Merger Agreement and the transactions contemplated thereby were approved by the boards of directors of each of the Issuer and Old Grove. On June 16, 2022 (the “Closing Date”), pursuant to the Merger Agreement, the Issuer consummated the business combination following the approval at a special meeting of the stockholders of the Issuer held on June 14, 2022. On June 15, 2022, the Issuer changed its name from “Virgin Group Acquisition Corp. II” to “Grove Collaborative Holdings, Inc.”

Concurrently with the execution and delivery of the Merger Agreement, Corvina entered into a subscription agreement (the “PIPE Subscription Agreement”) with the Issuer pursuant to which Corvina agreed to purchase 5,000,000 shares of Common Stock at a purchase price per share of $10.00. The purchase of Common Stock pursuant to the PIPE Subscription Agreement was conditioned upon the closing of the transactions contemplated by the Merger Agreement. On June 16, 2022, Corvina purchased 5,000,000 shares of Common Stock pursuant to the terms of the PIPE Subscription Agreement.

On March 31, 2022, the Issuer entered into a subscription agreement (the “Backstop Subscription Agreement”) with Corvina and Old Grove, pursuant to which, among other things, (i) Corvina subscribed for and purchased, and Old Grove issued and sold to Corvina, on the date of the Backstop Subscription Agreement, a number of shares of Old Grove common stock equal to the quotient of $27,500,000 and $11.70, for an aggregate purchase price of $27,500,000 (such shares of Old Grove common stock, together with any other shares of Old Grove common stock issued to Corvina prior to the closing of the business combination, the “Backstop Tranche 1 Shares”) and (ii) Corvina agreed to subscribe for and purchase, on the Closing Date, shares of the Issuer’s Common Stock at a purchase price of $10.00 per share (the “Backstop Tranche 2 Shares”), for aggregate gross proceeds in an amount equal to (x) $22,500,000 minus (y) the amount of cash available, as of immediately prior to the closing of the business combination, to be released from the trust account (after giving effect to all payments to the Issuer’s shareholders that exercise their redemption rights in connection with the business combination) (the “Available Cash”). As of the Closing Date, Corvina had acquired 4,421,524 shares of the Issuer’s Common Stock pursuant to the Backstop Subscription Agreement, consisting of 2,750,000 Backstop Tranche 1 Shares and 1,671,524 Backstop Tranche 2 Shares.

The purchase price per share for the Backstop Tranche 1 Shares was based on an estimate of the exchange ratio set forth in the Merger Agreement (the “Exchange Ratio”), and each of Corvina and Old Grove agreed to adjust the number of the Backstop Tranche 1 Shares held by Corvina immediately prior to the closing of the business combination to reflect the final Exchange Ratio calculated pursuant to the terms of the Merger Agreement such that at the closing of the business combination the Backstop Tranche 1 Shares converted into shares of Class B common stock of the Issuer (which were immediately exchanged for shares of Common Stock) at a ratio that reflected a purchase price of $10.00 for each share of Class B common stock of the Issuer. In addition, immediately prior to the closing of the business combination, to the extent the Available Cash exceeded $22,500,000, Corvina had the right to redeem all or a portion of the Backstop Tranche 1 Shares in cash for a purchase price per share equal to (x) the final Exchange Ratio calculated pursuant to the terms of the Merger Agreement multiplied by (y) $10.00.

Pursuant to the Backstop Warrant Agreement, the Issuer agreed to issue Corvina, immediately following the closing of the business combination, warrants to purchase a number of shares of the Issuer’s Common Stock (each warrant exercisable to purchase one share of the Issuer’s Common Stock for $0.01) (the “Backstop Warrants”) equal to up to 2% of the capitalization of the Issuer, determined on a fully diluted basis, as of immediately following the closing of the business combination based in part on the level of redemptions by shareholders of the Issuer prior to the business combination (“VGAC II Shareholders”). On June 16, 2022, pursuant to the Backstop Subscription Agreement, the Issuer issued Corvina 3,875,028 Backstop Warrants.

Pursuant to the Merger Agreement, on December 7, 2021, Old Grove, Sponsor, the Issuer, Credit Suisse Securities (USA) LLC as the underwriter, the Insiders (as defined therein), and the Holders (as defined therein) entered into a Sponsor Letter Agreement (as later amended on March 31, 2022, the “Sponsor Agreement”), pursuant to which Sponsor agreed to, among other things, (i) vote in favor of the Merger Agreement and the transactions contemplated thereby and (ii) waive any adjustment to the conversion ratio set forth in the relevant existing governing documents with respect to the Founder Shares of the Issuer held by Sponsor, in each case, on the terms and subject to the conditions set forth in the Sponsor Agreement. Pursuant to the amendment to the Sponsor Agreement, the shares of the Issuer’s Common Stock held by Sponsor would not be subject to any earnout provisions.

On June 15, 2022, (i) each issued and outstanding Class A ordinary share, par value $0.0001 per share of the Issuer (the “Class A ordinary shares”), and each issued and outstanding Class B ordinary share, par value $0.0001 per share of the Issuer (the “Class B ordinary shares”), were converted into one share of Common Stock; and (ii) each issued and outstanding whole warrant to purchase Class A ordinary shares were converted into a warrant representing the right to purchase one share of Common Stock at an exercise price of $11.50 per share on the terms and conditions set forth in the warrant agreement, dated March 22, 2021, between the Issuer and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agreement”);

Except where otherwise specified above, the source of funds required for the purchases described herein were from general funds available to Corvina, which were contributed to Sponsor as capital contributions.

The information set forth in this Item 3 and the foregoing descriptions of the Private Placement Warrants Purchase Agreement, PIPE Subscription Agreement, Backstop Subscription Agreement and Sponsor Agreement are qualified in their entirety by reference to the documents themselves, which are filed as Exhibit 99.2, Exhibit 99.3, Exhibit 99.4, Exhibit 99.5 and Exhibit 99.6, respectively, to this Schedule 13D and are incorporated by reference herein.

Item 4. Purpose of Transaction

The information set forth or incorporated in Item 3 is incorporated by reference in its entirety into this Item 4.

Each Reporting Person acquired the shares of Common Stock beneficially owned by it for investment purposes and to facilitate the formation of a strategic relationship between itself, its affiliates and a complementary operating company.

Amended and Restated Registration Rights Agreement

On June 16, 2022, contemporaneously with the execution of the Merger Agreement, the Issuer, Sponsor, certain other initial stockholders (together, the “RRA Parties”) entered into a registration rights agreement (the “Amended and Restated Registration Rights Agreement”), which provides for, among other things, that the RRA Parties will be entitled to make demand registrations in connection with an underwritten shelf takedown offering, in each case subject to certain offering thresholds, applicable lock-up restrictions and certain other conditions. In addition, the RRA Parties have certain “piggy-back” registration rights. The Amended and Restated Registration Rights Agreement includes customary indemnification and confidentiality provisions. The Issuer will bear the expenses incurred in connection with the filing of any registration statements filed pursuant to the terms of the Amended and Restated Registration Rights Agreement.

Transfer Restrictions

Pursuant to a letter agreement dated March 22, 2021 among the Issuer, Sponsor and each Insider (as defined therein) (the “Insider Letter Agreement”), Sponsor and each Insider agreed that it, he or she will not transfer any Founder Shares (or any Class A ordinary shares issuable upon conversion thereof) until the earlier of (A) one year after the completion of the Issuer’s initial business combination and (B) subsequent to the business combination, (x) if the closing price of the Class A ordinary shares were to equal or exceed $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Issuer’s initial business combination or (y) the date on which the Issuer were to complete a liquidation, merger, amalgamation, capital stock exchange, reorganization or other similar transaction that would result in all of the Issuer’s public shareholders having the right to exchange their shares of Class A ordinary shares for cash, securities or other property (the “Founder Shares Lock-up Period”).

General

Although no Reporting Person currently has any specific plan or proposal to acquire or dispose of shares of Common Stock or any securities exercisable for or convertible into shares of Common Stock, other than as described herein, each Reporting Person, consistent with its investment and/or business purposes and with the Amended and Restated Registration Rights Agreement, at any time and from time to time may directly or indirectly acquire additional shares of Common Stock or its associated rights or securities exercisable for or convertible into Common Stock or dispose of any or all of its shares of Common Stock or its associated rights or securities exercisable for or convertible into Common Stock depending upon an ongoing evaluation of its investment in such securities, business relationship with the Issuer, applicable legal and/or contractual restrictions, prevailing market conditions, other investment opportunities, liquidity requirements of such Reporting Person and/or other investment considerations.

Each Reporting Person, solely in its capacity as stockholder or other securityholder of the Issuer, may engage in communications with one or more other stockholders or other securityholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. Each of the Reporting Persons, in its capacity as a stockholder or other securityholder of the Issuer, may discuss ideas that, if effected, may relate to or result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Other than as described above, each of the Reporting Persons reports that neither it nor, to its knowledge, any of the other persons named in Item 2 of this Schedule 13D, currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

The information set forth in this Item 4 and the foregoing descriptions of the Amended and Restated Registration Rights Agreement and the Insider Letter Agreement are qualified in their entirety by reference to the Amended and Restated Registration Rights Agreement and the Insider Letter Agreement, which are filed as Exhibit 99.7 and Exhibit 99.8, respectively, to this Schedule 13D and are incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 3 and 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a), (b) The following disclosure assumes that there were 29,412,877 shares of Common Stock issued and outstanding as of the Closing Date, as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on June 23, 2022.

Pursuant to Rule 13d-3 of the rules and regulations promulgated by the SEC pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons may be deemed to beneficially own up to an aggregate of 29,969,052 shares of Common Stock, representing approximately 74.9% of the shares of Common Stock outstanding as of the Closing Date. This number includes (i) 9,972,500 shares of Common Stock, and 6,700,000 Private Placement Warrants owned of record by Sponsor and (ii) 9,421,524 shares of Common Stock, and 3,875,028 Backstop Warrants owned of record by Corvina. The Private Placement Warrants will become exercisable on July 26, 2022.

Each of the directors and officers of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock that the Reporting Persons may be deemed to beneficially own.

(c) Each of the Reporting Persons reports that neither it, nor to its knowledge, any person named in Item 2 of this Schedule 13D, has effected any transactions in Common Stock during the past 60 days, except as disclosed herein.

(d) No one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Item 3 and Item 4 is hereby incorporated by reference in its entirety into this Item 6.

Item 7. Material to Be Filed as Exhibits

99.1.	Joint Filing Agreement by and among the Reporting Persons.
99.2.	Private Placement Warrants Purchase Agreement, dated as of March 22, 2021, by and between Virgin Group Acquisition Corp. II and Virgin Group Acquisition Sponsor II LLC (incorporated herein by reference from Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 25, 2021).
99.3.	Form of PIPE Subscription Agreement (incorporated herein by reference from Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 8, 2021).
99.4.	Backstop Subscription Agreement, dated as of March 31, 2022, by and among Virgin Group Acquisition Corp. II, Grove Collaborative, Inc. and Corvina Holdings Limited (incorporated herein by reference from Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 4, 2022).
99.5.	Sponsor Agreement, dated as of December 7, 2021, by and among Grove Collaborative, Inc., Virgin Group Acquisition Sponsor II LLC, Virgin Group Acquisition Corp. II, Credit Suisse Securities (USA) LLC as the underwriter, the Insiders (as defined therein) and the Holders (as defined therein) (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 8, 2021.)
99.6.	Sponsor Agreement Amendment, dated as of March 31, 2022, by and among Grove Collaborative, Inc., Virgin Group Acquisition Sponsor II LLC, Virgin Group Acquisition Corp. II, Credit Suisse Securities (USA) LLC as the underwriter, the Insiders (as defined therein) and the Holders (as defined therein) (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 4, 2022).
99.7.	Amended and Restated Registration Rights Agreement, dated as of June 16, 2022, by and among Grove Collaborative Holdings, Inc. and the other signatories thereto (incorporated herein by reference from Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 23, 2022).
99.8.	Insider Letter Agreement, dated March 22, 2021, among the Issuer, certain insiders and Virgin Group Acquisition Sponsor II LLC (incorporated herein by reference from Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 25, 2021).

Signatures

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2022

VIRGIN GROUP ACQUISITION SPONSOR II LLC

By:	/s/ James Cahillane
Name: James Cahillane
Title: Attorney-in-fact

CORVINA HOLDINGS LIMITED

By:	/s/ Harold Brunink
Name: Harold Brunink
Title: Attorney-in-fact

VIRGIN GROUP HOLDINGS LIMITED

By:	/s/ Harold Brunink
Name: Harold Brunink
Title: Attorney-in-fact

VIECO INVESTMENTS LTD

By:	/s/ Harold Brunink
Name: Harold Brunink
Title: Attorney-in-fact

SIR RICHARD BRANSON

By:	/s/ Harold Brunink
Name: Harold Brunink
Title: Attorney-in-fact

[Schedule 13D Signature Page]

SCHEDULE I

Directors and Executive Officers of Corvina Holdings Limited

Set forth below is the name and principal occupation of each of the directors and executive officers of Corvina Holdings Limited. Each of the following individuals is a British citizen, except for Jessica Broderick, who is a Swedish citizen, and Kerry Graziola, who is a Zimbabwean citizen. The business address of each such person is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands, except for Josh Bayliss, whose business address is Avenue d'Ouchy 14, c/o Etude Petremand & Rappo, avocats, 1006, Lausanne, Switzerland. Also set forth below, are the securities of the Issuer beneficially owned by such persons as of June 16, 2022. None of the individuals listed below have effected any transaction in the Issuer’s Common Stock or any securities during the past 60 days, except as disclosed herein.

Directors

Name	Principal Occupation	Issuer Securities Owned

Josh Bayliss	CEO	1,444,539
Francis Dearie	Director	53,263
Peter Richard Nicholas Tarn	Director	None.
Sheila Colleen George	Lawyer	None.
Jessica Marie Broderick (Alternate Director)	Director	None.
Kerry Leigh Graziola (Alternate Director)	Director of Fiduciary & Custodial	None.

Officers

Name	Principal Occupation	Issuer Securities Owned

Harneys Corporate Secretary (BVI) Limited	Corporate Secretary	None.

Directors and Executive Officers of Virgin Group Holdings Limited

Set forth below is the name and principal occupation of each of the directors and executive officers of Virgin Group Holdings Limited. Each of the following individuals is a British citizen, except for Jessica Broderick, who is a Swedish citizen, and Kerry Graziola, who is a Zimbabwean citizen. The business address of each such person is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands, except for Josh Bayliss, whose business address is Avenue d'Ouchy 14, c/o Etude Petremand & Rappo, avocats, 1006, Lausanne, Switzerland. Also set forth below, are the securities of the Issuer beneficially owned by such persons as of June 16, 2022. None of the individuals listed below have effected any transaction in the Issuer’s Common Stock or any securities during the past 60 days, except as disclosed herein.

Directors

Name	Principal Occupation	Issuer Securities Owned

Josh Bayliss	CEO	1,444,539
Richard Charles Nicholas Branson	Company Director	29,969,052
Frank Dearie	Director	53,263
Sheila Colleen George	Lawyer	None.
Peter Michael Russell Norris	Self-employed	106,527
Jessica Marie Broderick (Alternate Director)	Director	None.
Kerry Leigh Graziola (Alternate Director)	Director of Fiduciary & Custodial	None.
Peter Richard Nicholas Tarn (Alternate Director)	Director	None.

Officers

Name	Principal Occupation	Issuer Securities Owned

Harneys Corporate Secretary (BVI) Limited	Corporate Secretary	None.

Directors and Executive Officers of Vieco Investments Ltd

Set forth below is the name and principal occupation of each of the directors and executive officers of Vieco Investments Ltd. Each of the following individuals is a British citizen, except for Jessica Broderick, who is a Swedish citizen, and Kerry Graziola, who is a Zimbabwean citizen. The business address of each such person is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands, except for Josh Bayliss, whose business address is Avenue d'Ouchy 14, c/o Etude Petremand & Rappo, avocats, 1006, Lausanne, Switzerland. Also set forth below, are the securities of the Issuer beneficially owned by such persons as of June 16, 2022. None of the individuals listed below have effected any transaction in the Issuer’s Common Stock or any securities during the past 60 days, except as disclosed herein.

Directors

Name	Principal Occupation	Issuer Securities Owned

Josh Bayliss	CEO	1,444,539
Richard Charles Nicholas Branson	Company Director	29,969,052
Peter Richard Nicholas Tarn	Director	None.
Sheila Colleen George	Lawyer	None.
Jessica Marie Broderick (Alternate Director)	Director	None.
Kerry Leigh Graziola (Alternate Director)	Director of Fiduciary & Custodial	None.

Officers

Name	Principal Occupation	Issuer Securities Owned

Harneys Corporate Secretary (BVI) Limited	Corporate Secretary	None.